2023 ANNUAL INFORMATION FORM
(Fiscal Year Ended March 31, 2023)

CORPORATE OFFICE
8585 Chemin Côte-de-Liesse
Saint-Laurent, Quebec
June 15, 2023    Canada H4T 1G6

TABLE OF CONTENTS

1. CORPORATE STRUCTURE OF CAE. 3
1.1 Name, Address and Incorporation. 3
1.2 Inter-Corporate Relationships. 3
2. OVERVIEW OF CAE. 3
2.1 Overview. 3
2.2 Geographic and Segment Revenues and Locations. 4
2.3 Our Mission. 7
2.4 Our Vision. 8
3. GENERAL DEVELOPMENT OF THE BUSINESS. 8
3.1 Significant Developments of the Three Most Recent Fiscal Years. 8
4. DESCRIPTION OF THE BUSINESS. 11
4.1 Our Strategy. 11
4.2 Our Operations. 12
4.3 Industry Overview and Trends. 13
4.4 Innovation and Research and Development 14
4.5 Production and Services. 16
4.6 Specialized Skills and Knowledge. 17
4.7 Competition. 18
4.8 Components. 18
4.9 Intellectual Property. 18
4.10 Cycles. 19
4.11 Employees. 19
4.12 Sustainability and ESG. 19
4.13 Foreign Exchange. 21
4.14 Reorganizations. 21
5. BUSINESS RISK AND UNCERTAINTY. 22
6. DIVIDENDS AND DISTRIBUTIONS. 22
6.1 Dividends. 22
6.2 Repurchase and Cancellation of Common Shares. 22
7. DESCRIPTION OF CAPITAL STRUCTURE. 22
8. MARKET FOR SECURITIES. 22
8.1 Trading Price and Volume. 23
8.2 Prior Sales. 24
9. DIRECTORS AND EXECUTIVE OFFICERS. 24
9.1 Name and Occupation. 25
9.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions. 32
10. TRANSFER AGENT AND REGISTRAR. 32
11. AUDIT COMMITTEE. 32
11.1 Charter 32
11.2 Membership. 32
11.3 Approval of Services. 33
12. INTERESTS OF EXPERTS. 34
13. ADDITIONAL INFORMATION. 34
GLOSSARY. 36
SCHEDULE A – SUBSIDIARIES AND OTHER INVESTMENTS. 39
SCHEDULE B – AUDIT COMMITTEE CHARTER. 44

INFORMATION INCORPORATED BY REFERENCE
CAE’s Management’s Discussion and Analysis (MD&A) and our Consolidated Financial Statements for the year ended March 31, 2023, and the notes thereto (Consolidated Financial Statements) appear in the Annual Financial Report to Shareholders for the year ended March 31, 2023 (Annual Financial Report). The Consolidated Financial Statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Certain information contained in the MD&A and the Consolidated Financial Statements for the year ended March 31, 2023, and the notes thereto, available on SEDAR at www.sedar.com, is specifically incorporated by reference into this Annual Information Form (AIF). Any parts of the Annual Financial Report not specifically incorporated by reference do not form part of this AIF.
Unless otherwise noted, all dollar references in this AIF are expressed in Canadian dollars. In this AIF, the terms “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries. We also use the other defined terms throughout this AIF which are defined in the Glossary annexed to this AIF.
References to fiscal 2023 or FY2023 refer to the period from April 1, 2022 to March 31, 2023, references to fiscal 2022 or FY2022 refer to the period from April 1, 2021 to March 31, 2022 and references to fiscal 2021 or FY2021 refer to the period from April 1, 2020 to March 31, 2021.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This AIF includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to environmental, social and governance (ESG) matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, our competitive and leadership position in our markets, the expansion of our market shares, CAE’s ability and preparedness to respond to demand for new technologies, the sustainability of our operations and other statements that are not historical facts.
Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, "strategy", "future" or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this AIF describe our expectations as of June 15, 2023 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this AIF are expressly qualified by this cautionary statement.
Important risks that could cause such differences include, but are not limited to, strategic risks, such as cybersecurity, geopolitical uncertainty, global economic conditions, competitive business environment, original equipment manufacturer (OEM) leverage and encroachment, inflation, international scope of our business, level and timing of defence spending, constraints within the civil aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, risk that we cannot assure investors that we will effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers and acquisitions, business continuity, subcontractors, fixed price and long-term supply contracts and our continued reliance on certain parties and information; talent risks, such as talent management, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, returns to shareholders, estimates used in accounting, impairment risk, pension plan funding, indebtedness, acquisition and integration costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; regulatory risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; ESG risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and more acute scrutiny and perception gaps regarding ESG matters; reputational risks, and technological risks, such as information technology (IT) and reliance on third-party providers for IT systems and infrastructure management. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this AIF. You will find more information in Section 9 “Business risk and uncertainty” of the MD&A of the financial report for the year ended March 31, 2023, which has been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and is available on CAE's website (www.cae.com). The MD&A has also been filed with the U.S. Securities and Exchange Commission and is available on its website (www.sec.com).
Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this AIF are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.
Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this AIF are expressly qualified by this cautionary statement.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this AIF. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
MATERIAL ASSUMPTIONS
The forward-looking statements set out in this AIF are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3Harris Technologies’ Military Training business (L3H MT) and Sabre’s AirCentre airline operations portfolio (AirCentre) acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3H MT and AirCentre, and the absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this AIF and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this AIF, refer to Section 9 "Business risk and uncertainty" of the MD&A, available on our website (www.cae.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov), which section is incorporated into the AIF by this reference.
1.CORPORATE STRUCTURE OF CAE
1.1Name, Address and Incorporation
On March 17, 1947, CAE Inc. (Company or CAE) was incorporated as Canadian Aviation Electronics Ltd. under the laws of Canada by letters patent. In 1965, the name of the Company was changed to CAE Industries Ltd. and in 1993 the Company changed its name to CAE Inc.
CAE was continued in 1977 under the Canada Business Corporations Act (CBCA). In 1979, CAE’s articles were amended to change its authorized share capital to an unlimited number of common shares (Common Shares), and again in 1981 to authorize an unlimited number of preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the Directors of CAE may determine.
On June 9, 1995, CAE’s articles were amended to authorize the Directors to appoint additional Directors in accordance with the provisions of the CBCA. On April 1, 2001, the Company amalgamated with CAE Electronics Ltd., its wholly owned subsidiary.
CAE’s registered office is located at 8585 Côte-de-Liesse, Saint-Laurent, Quebec, Canada H4T 1G6, telephone: (514) 341-6780, fax: (514) 340-5530.
1.2Inter-Corporate Relationships
The direct and indirect subsidiaries and other investments or ownership interests of CAE are set out in Schedule A.
2.OVERVIEW OF CAE
2.1Overview
At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, airlines, defence and security forces and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in approximately 250 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts—the highest-fidelity flight, mission and medical simulators and training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.
CAE’s Common Shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

2.2Geographic and Segment Revenues and Locations
CAE’s consolidated revenue in FY2023 was $4.2 billion and in FY2022 was $3.4 billion, and is broken down as follows:

Revenue by Segment (%)			Geographic Distribution of Revenue (%) (based on location of customers)
	FY2023	FY2022		FY2023	FY2022
Civil Aviation	52	48	Canada	9	11
Defense & Security	43	48	United States	52	50
Healthcare	5	4	United Kingdom	6	6
	100	100	Rest of Americas	2	2
			Europe	14	14
			Asia	15	14
			Oceania and Africa	2	3
				100	100
For information on CAE revenues by reportable segment, reference is made to Section 5 of the Company’s 2023 MD&A, which section is incorporated by reference into this AIF.
The following sets out, by business segment, the locations of CAE’s primary subsidiaries’ and divisions’ material sites as of the date of this AIF1:

Location	Civil Aviation	Defense & Security	Healthcare
Canada
Cold Lake, Alberta		√
Comox, British Columbia		√
Greenwood, Nova Scotia		√
Halifax, Nova Scotia		√
Mirabel, Quebec		√
Montreal, Quebec	√	√	√
Moose Jaw, Saskatchewan		√
Ottawa, Ontario		√
Petawawa, Ontario		√
Saint John’s, Newfoundland	√
Toronto, Ontario	√
Trenton, Ontario		√
Vancouver, British Columbia	√
1 The list includes CAE’s main offices, operations, training centres, and primary military base locations where we provide training support services worldwide. It does not include sites with a limited number of employees or sites where we perform higher-level security programs.

Location	Civil Aviation	Defense & Security	Healthcare
United States
Altus, Oklahoma		√
Arlington, Texas	√	√
Avon, Connecticut	√
Binghamton, NY		√
Chantilly, Virginia		√
Chicopee, Massachusetts		√
Corpus Christi, Texas		√
Dallas/Fort Worth, Texas	√	√
Dothan, Alabama		√
Elmendorf AFB, Alaska		√
Fort Liberty, North Carolina		√
Fort Novesel, Alabama		√
Goldsboro, North Carolina		√
Grand Forks, North Dakota		√
Honolulu, Hawaii	√
Irving, Texas	√
Las Vegas, Nevada	√
Little Rock, Arkansas		√
MacDill AFB, Florida		√
Mesa, Arizona	√
Minneapolis, Minnesota	√
Morristown, New Jersey	√
Oklahoma City, Oklahoma	√	√
Orlando, Florida	√	√
Pensacola, Florida		√
Phoenix, Arizona	√
Pueblo, Colorado		√
Sarasota, Florida			√
Sherwood, Arkansas		√
Tampa, Florida		√
Tucson, Arizona		√
Tulsa, Oklahoma		√
Washington, D.C.	√	√	√
Whiting Field, Florida		√
United Kingdom
Benson, United Kingdom		√
Burgess Hill, United Kingdom	√	√
Gatwick, United Kingdom	√
Helston, United Kingdom		√
Moray, United Kingdom		√
Oxford, United Kingdom	√

Location	Civil Aviation	Defense & Security	Healthcare
Rest of Americas
Bogota, Colombia	√
Lima, Peru	√
Montevideo, Uruguay	√
Santiago, Chile	√
Sao Paulo, Brazil	√
Toluca, Mexico	√
Europe
Amsterdam, Netherlands	√
Barcelona, Spain	√
Bordeaux, France	√
Bremen, Germany		√
Brussels, Belgium	√
Buchel, Germany		√
Buckeburg, Germany		√
Budapest, Hungary	√	√
Cognac, France		√
Copenhagen, Denmark	√
Den Helder, Netherlands		√
Dublin, Ireland	√
Eindhoven, Netherlands		√
Frankfurt, Germany	√
Geilenkirchen, Germany		√
Gilze-Rijen, Netherlands		√
Ingolstadt, Germany		√
Jagel, Germany		√
Krakow, Poland	√	√
Malaga, Spain	√
Madrid, Spain	√	√
Mainz, Germany			√
Manching, Germany		√
Milano, Italy	√
Nordholz, Germany		√
Oslo, Norway	√
Paris, France	√	√
Prague, Czech Republic	√
Reykjavik, Iceland	√
Rome, Italy	√
Sesto Calende, Italy	√	√
Shannon, Ireland	√
Stockholm, Sweden	√
Stolberg, Germany		√
Varese, Italy	√	√

Location	Civil Aviation	Defense & Security	Healthcare
Veszprem, Hungary			√
Vienna, Austria	√
Villasor, Italy		√
Warsaw, Poland		√
Asia
Abu Dhabi, United Arab Emirates	√	√
Beijing, China	√
Chongquing, China	√
Bangalore, India	√	√
Bandar Seri Begawan, Brunei		√	√
Bangkok, Thailand	√
Doha, Qatar	√	√
Dubai, United Arab Emirates	√	√
Gondia, India	√
Ho Chi Minh, Vietnam	√
Hong Kong, Hong Kong	√
Jakarta, Indonesia	√
Kuala Lumpur, Malaysia	√
Manila/Clark, Philippines	√
New Delhi, India	√
Pune, India	√
Seoul, South Korea	√
Shanghai, China	√
Singapore, Singapore	√	√
Tokyo, Japan	√
Oceania and Africa
Amberley, Australia		√
Auckland, New Zealand	√	√
Brisbane, Australia		√
Homebush, Australia (Sydney)		√
Johannesburg, South Africa	√
Kingsford, Australia		√
Melbourne, Australia	√	√
Nowra Hill, Australia		√
Oakey, Australia		√
Perth, Australia	√	√
Richmond, Australia		√

2.3Our Mission
To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

2.4Our Vision
To be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.
3.GENERAL DEVELOPMENT OF THE BUSINESS
1.1Significant Developments of the Three Most Recent Fiscal Years
Fiscal Year 2021 Highlights
Leadership Changes
–Effective May 1, 2020, General David G. Perkins, USA (Ret.) joined the Board of Directors of CAE (Board).
–On May 5, 2020, Heidi R. Wood was appointed Executive Vice‐President, Business Development & Growth Initiatives as a new executive leadership position.
–On June 26, 2020, Todd Probert stepped down from his position of Group President, Defense & Security. Heidi R. Wood acted as interim leader.
–Effective August 24, 2020, Daniel Gelston was appointed Group President, Defense & Security, succeeding Heidi R. Wood who acted as interim Group President.
–On September 25, 2020, Rekha Ranganathan stepped down from her position as President of Healthcare.
–Effective September 28, 2020, Heidi R. Wood was appointed to the position of President, Healthcare and continued in her role as Executive Vice President, Business Development and Growth Initiatives.
Business Combinations
–On November 16, 2020, we acquired the shares of Flight Simulation Company B.V. (FSC) for cash consideration (net of cash acquired) of $105.2 million. FSC was a provider of training solutions as well as instructor provisioning in Europe for airline and cargo operators. The acquisition provided CAE with an expanded portfolio of customers and an established recurring training business which was complementary to CAE’s network.
–On December 22, 2020, we acquired the shares of Merlot Aero Limited (Merlot) for cash consideration (net of cash acquired) of $31.7 million and a long-term contingent cash consideration payable of up to US$10 million if certain criteria were met. Merlot was a leading civil aviation crew management and optimization software company based in Auckland, New Zealand. This acquisition expanded our reach beyond pilot training and into the market for digitally enabled crew optimization services.
–On January 26, 2021, we acquired the shares of TRU Simulation + Training Canada Inc. (TRU Canada), a manufacturer of full-flight simulators and flight training devices, for cash consideration (net of cash acquired) of $49.6 million. This acquisition expanded CAE’s global installed base of commercial flight simulators and customers, and the addressable market for simulator lifecycle support services and also provided CAE with a backlog of simulator orders, full-flight simulators and access to a number of airline customers globally.
Other
–On April 6, 2020, we announced a series of flexible measures to protect our financial position in response to the COVID-19 pandemic and to mitigate the impact on our employees. The measures included temporarily laying off 2,600 of our 10,500 employees and placing another 900 employees on a reduced work week and the suspension of our Common Share dividend and normal course issuer bid (NCIB). On April 20, 2020, we announced that we had recalled all remaining temporarily laid-off employees in Canada through the Canada Emergency Wage Subsidy (CEWS) program.
–On April 9, 2020, we concluded a new two-year $500.0 million unsecured revolving credit facility which provided access to additional liquidity and further strengthens our financial position.
–On April 10, 2020, we concluded an agreement with the Government of Canada to design and manufacture CAE Air1 ventilators to provide life support to patients in intensive care to support the COVID-19 pandemic.
–On May 19, 2020, we concluded an agreement to increase the limit of our receivable purchase program from US$300.0 million to US$400.0 million.
–During the first quarter of fiscal 2021, we recorded non-operational costs of $108.2 million relating mainly to impairment charges on property, plant and equipment, intangible assets, and certain financial assets as a result of the continued negative impacts of the COVID-19 pandemic.
–On August 12, 2020, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint, adapting our global workforce and adjusting our business to correspond with the expected lower level of demand for certain of our products and services. .
–On November 30, 2020, we completed a public equity offering and a concurrent private placement of 16,594,126 Common Shares at a price of $29.85 per share for aggregate gross proceeds of $495.3 million. The proceeds of the equity offering were for general corporate purposes, including to fund the completed acquisitions disclosed above, and other future potential acquisitions and growth opportunities.
–On March 4, 2021, we completed a private placement of 22,400,000 subscription receipts at a price of $31.25 per receipt for aggregate gross proceeds of $700.0 million.
–On March 12, 2021, we completed a marketed public equity offering of 10,454,545 Common Shares at a price of $34.29 [US$27.50] per share for gross proceeds of $358.5 million. The proceeds of the equity offering were to finance a portion of the purchase price and related costs of the L3H MT acquisition.
–On March 29, 2021, we acquired a 50% equity interest in Leonardo CAE Advanced Jet Training Srl for cash consideration of $18.7 million. This joint venture supports the operations of the International Flight Training School (IFTS) in Italy, delivering a comprehensive lead-in to fighter training to the Italian Air Force and foreign customers. The joint venture provides training support services, including full maintenance and operation of the M-346 aircraft and its ground-based training system, as well as operation of IFTS base facilities.
Fiscal Year 2022 Highlights
Leadership Changes
–Effective May 3, 2021, Mary Lou Maher was appointed to the Board.
–On August 30, 2021, Carter Copeland was appointed Senior Vice President, Global Strategy as a new leadership position and Andrew Arnovitz was appointed to the position of Senior Vice President, Investor Relations and Enterprise Risk Management.
–On October 28, 2021, Pascal Grenier was appointed to the position of Senior Vice President, Flight Services & Global Operations.
–Effective March 30, 2022, Hélène V. Gagnon was appointed to the newly created position of Chief Sustainability Officer and Senior Vice President, Stakeholder Engagement.

Business Combinations
–On April 1, 2021, we acquired the remaining 79% equity interest in the RB Group, a leading provider of fully integrated solutions that modernize the way airlines and business aircraft operators interact with their crew. This acquisition further supported CAE’s expansion into digital flight crew management in our goal to drive additional software-enabled civil aviation services.
–On June 10, 2021, we acquired GlobalJet Services, a provider of aviation maintenance training recognized around the world for its services for both business and helicopter sectors. This acquisition expanded our aircraft platform addressability in the maintenance training market through world-class, regulatory approved training programs.
–On July 2, 2021, we acquired the L3H MT business, which includes Link Simulation & Training, Doss Aviation and AMI for cash consideration of $1,337.7 million. Link Simulation & Training was one of the leading providers of military training solutions in the U.S., Doss Aviation was the provider of initial flight training to the United States Air Force, and AMI was a design and manufacturing facility for simulator hardware. The acquisition expanded our position as a platform-independent training systems integrator by diversifying our training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing our training and simulation capabilities in space and cyber.
–On February 28, 2022, we acquired AirCentre, a suite of flight crew management and optimization solutions for cash consideration (net of cash acquired) of $498.9 million. The transaction provided us with the AirCentre product portfolio, related technology and intellectual property as well as the transfer of its highly talented workforce. The acquisition further expanded our reach across our broad customer base beyond pilot training and established CAE as a technology leader in the growing market for industry-leading, digitally enabled flight and crew operations solutions.
Other
–In July 2021, concurrent with the completion of the L3H MT acquisition, 22,400,000 outstanding subscription receipts were converted into CAE Common Shares on a one-for-one basis.
–In July 2021, we entered into unsecured term loan agreements for an aggregate amount of US$300.0 million to partially finance the payment for the L3H MT acquisition.
–In July 2021, we were included in the S&P/TSX 60 index, which represents the 60 leading businesses in leading industries in Canada.
–In September 2021, we extended the maturity date of our US$850.0 million unsecured revolving credit facility until September 29, 2026.
–In September 2021, we concluded new financial participation agreements with the Government of Canada and the Government of Quebec who will fund up to $190.0 million and $150.0 million, respectively, in the form of partially repayable loans for eligible spending related to R&D projects. The investments will fund Project Resilience, a plan to invest $1 billion in R&D innovations over 5 years.
Fiscal Year 2023 Highlights
Leadership Changes
–On April 1, 2022, Patrick M. Shanahan joined the Board.
–Effective August 10, 2022, Elise Eberwein and Ayman Antoun were appointed to the Board. In addition, Alan N. MacGibbon succeeded the Honourable John Manley as Chair of the Board. Mr. Manley stepped down from the Board in line with CAE’s term limits policy.

–On June 20, 2022, Heidi R. Wood stepped down as Executive Vice President, Business Development and Growth Initiatives and President, Healthcare.
–Effective June 22, 2022, Jeff Evans was appointed interim President, Healthcare and effective January 10, 2023 was appointed President, Healthcare, reporting to Carter Copeland, Senior Vice President, Global Strategy.
–On September 6, 2022, Abha Dogra was appointed Chief Digital and Technology Officer in a new leadership position. Mrs. Dogra’s position evolved to Chief Technology and Product Officer when she took charge of the Product Management function, while continuing to assume her Digital and Technology responsibilities.
–Following the end of fiscal 2023, effective May 1, 2023, Bob Lockett was appointed Chief People Officer, succeeding Dan Sharkey who is retiring on June 30, 2023, as Senior Vice President, Global Human Resources.
Other
–On August 16, 2022, we announced that we had signed a 15-year agreement with the Qantas Group, to develop and operate a new state-of-the-art pilot training center in Sydney, Australia.
–In October 2022, we amended our US$850.0 million unsecured revolving credit facility to increase the total capacity to US$1.0 billion and extended the maturity by one year to September 2027. In addition, we terminated our $300.0 million Sidecar unsecured revolving credit facility, which had no borrowings and was coming to maturity in April 2023.
–On March 30, 2023, we announced a joint venture to establish the first advanced flight training center in Athens, Greece. The center is expected to begin pilot and cabin crew training by the end of calendar 2023 and will be our first training center in Southeastern Europe.
4.DESCRIPTION OF THE BUSINESS
4.1Our Strategy
CAE's four pillars that underpin our strategy and investment thesis:
Efficient Growth

–High degree of recurring revenues due to the underlying characteristics of our technology-enabled and software-based solutions as well as regulatory requirements across our markets.
–Strong competitive position to deliver premium growth.
–Improving profitability through a focus on operational rigour, cost optimization, and capital efficiency.
–Disciplined approach to pursuing both organic and inorganic growth.
Revolutionizing Training and Critical Operations

–Global thought leader in the application of training, digital immersion, critical operations, and modelling and simulation technologies.
–Data-driven applications and advanced analytics to produce measurable and demonstrated outcomes in our markets.
–Efficacy of our technology solutions enables customized, collaborative, and multi-domain offerings.
–Technologies are deployed with a focus on driving sustainability.

Technology and Market Leadership

–Long-dated history of innovation and delivering state-of-the-art technology solutions that define the forefront of the industries we operate in.
–Constantly seeking new ways to enhance the performance of our customers by fostering a culture of continuous improvement and innovation.
–Drive technology leadership, deeper customer partnerships, and new customer development.
–Capitalize on the ample headroom in our large, growing addressable markets.
Skills & Culture

–Core values of innovation, integrity, empowerment, excellence and One CAE (we are proud to work as one passionate and inclusive team with one common goal: the success of all stakeholders, whether they are employees, customers or shareholders).
–Values employed across a diverse global team to drive a unique social impact.
–Employee experience and environment values teamwork, professional growth, and engagement.
–Employees across the globe share a passion to prepare our customers for the moments that matter.
More information about CAE’s strategy can be found in Section 3.4 entitled "Our strategy" of CAE’s 2023 MD&A, which section is incorporated by reference herein.
4.2Our Operations
We provide digitally immersive training and operational support solutions to three markets globally:
–The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;
–The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies, public health agencies and OEMs.
Civil Aviation Market
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions.
Information about CAE’s Civil Aviation segment (Civil), including market drivers and profitability drivers can be found in the section entitled "CIVIL AVIATION MARKET" under Section 3.5 of CAE’s 2023 MD&A, which section is incorporated by reference herein.
Defense & Security Market
We are a platform-independent training and simulation provider solutions preparing global defence and security forces for the mission ahead.

Information about CAE’s Defense & Security segment (Defense), including market drivers and profitability drivers can be found in the section entitled “DEFENSE AND SECURITY MARKET" under Section 3.5 of CAE’s 2023 MD&A, which section is incorporated by reference herein.
Healthcare Market
We offer healthcare students and clinical professionals integrated physical, digital and virtual education and training solutions, including interventional and imaging simulations, curricula, mixed-reality and digital learning, audiovisual debriefing solutions, centre management platforms and patient simulators.
Information about CAE’s Healthcare segment (Healthcare), including market drivers can be found in the section titled "HEALTHCARE MARKET" under Section 3.5 of CAE’s 2023 MD&A, which section is incorporated by reference herein.
4.3Industry Overview and Trends
CAE’s Civil, Defense and Healthcare businesses are each driven by factors that are particular to each market. However, across all of our markets, we see the potential for long-term growth driven by multiple secular factors including: the importance of safety, the critical nature of the operations we support and the digital transformation and virtualization of the physical world. CAE’s core capabilities align very well with these future growth opportunities and going forward, we see significant opportunity to leverage our market and technological expertise as a bigger, stronger and more profitable CAE.
CAE believes the civil aviation market is most affected by the world gross domestic product, which in turn drives air travel, measured in revenue passenger kilometers (RPK). A positive RPK trend typically results in increased need for aircraft, pilots, crew and modernized flight operations solutions. Additional factors influencing civil aviation include the nature, size and composition of aircraft fleets, aircraft delivery schedules, pilot demographics, certification requirements, market demand for commercial and business air travel and helicopter transport; the latter two in particular are also influenced by corporate profits and activity in the oil and gas sector. Section 3.5 of CAE’s 2023 MD&A provides more detail regarding the civil aviation market trends and outlook.
CAE believes the defence and security market is mostly influenced by a combination of defence spending and the nature of military activity. Demand for CAE’s Defense products and services are also influenced by the degree to which governments globally lean towards the outsourcing of functions to the private sector. We continue to experience delays in the awarding of new contracts due to reduced bandwidth within government procurement agencies, which impacts adjusted order intake2. Our Defense business is affected by the extent to which synthetic training and mission rehearsal solutions gain market acceptance as a complement or alternative to live training such as flying an actual aircraft. Section 3.5 of CAE’s 2023 MD&A provides more detail regarding the defence market trends and outlook.
CAE believes the healthcare market is influenced by healthcare systems and hospitals being increasingly compensated for and accredited on patient safety, reducing medical errors, and ensuring positive patient outcomes. These developments in North America as well as the quality focus in international markets drive the need for innovative training and education solutions. We are also seeing that the regulatory environment has embraced simulation-based training to replace a portion of in-person clinical hours and on-the-job learning assisted by seasoned clinicians. As well, CAE believes the introduction of disruptive medical technology will have a bearing on the rate of adoption for simulation-based training solutions. New medical devices and advanced procedures, such as percutaneous heart valves, pacemakers, cardiac assist devices and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Section 3.5 of CAE’s 2023 MD&A provides more detail regarding the healthcare market trends and outlook.
2 Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received: for the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

4.4Innovation and Research and Development
Overview
CAE represents more than 75 years of industry firsts—the highest-fidelity flight, mission and medical simulators and training programs powered by digital technologies. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions.
As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions to the civil aviation, defence and security and healthcare markets globally. Our full-spectrum solutions are helping deliver more immersive and effective products, services, and solutions and empower pilots, airlines, defence and security forces, and healthcare practitioners to perform at their best every day in the moments that matter.
Technology leadership and a deep-rooted innovation culture are key fundamentals in the four pillars of CAE’s strategy.
Sector Technology Trends
The evolving trends in the aerospace sector remain consistent: the digitalization of operations, the decarbonization of the industry, as well as advancements in future mobility platforms, all of which remain priorities for the industry. One of the central needs of the aerospace sector is the efficient training of pilots to address growing and currently unmet demands. The modernization of the training systems is expected for the new generation of learners, leveraging data analytics and objective assessments, to deliver the highest quality of training. New entrants into the logistics and transportation sectors are developing platforms for urban air mobility and are introducing the use of drones for commercial applications, a trend that is contributing to accelerate the development cycles and that is supported by significant investments into this promising sector. Electrical propulsion, hydrogen powered aircraft and sustainable aviation fuels are also on the drafting table of several technology demonstrators and the aerospace sector strategic plans toward decarbonization of flight.
The near-peer threats underscore the importance of defence technology trends such as large operational and training intelligence data sets processed, integrated, and made available for use in real-time. Common operating views amongst the five domains (Air, Land, Sea, Space, and Cyber) are being integrated across large scale interoperable training systems. Digital twins in an immersive synthetic world are being assembled to bridge the boundaries between real-time operations, intelligence, training, and planning. Addressing the pilot shortage and pilot training cycles continue to be a priority given the challenges of the complex fifth-generation fighter platforms.
The healthcare industry continues to evolve in the aftermath of the pandemic, with the use of technology increasing to address limited clinical placements, healthcare provider shortages, educational deserts, and accelerated training requirements. Telehealth services are now commonplace, a trend that emerged from pandemic isolation requirements. Virtual and digital learning opportunities have expanded, requiring increased innovation to realistically replicate on-site learning with remote applications. Technology and big data are being used to address healthcare labour shortages, provide adaptive learning, drive acceleration of education and training, and assist with the upskilling and re-skilling of healthcare professionals worldwide.
Innovation and R&D Programs
CAE has a long history of conducting large-scale R&D Programs in the field of modeling and simulation for aerospace and healthcare training services and products. CAE consistently ranks among the top 20 Canadian companies for investments in R&D, including the second highest spender in Canada’s Top 100 Corporate R&D Spenders 2022. We continue to focus significant resources in areas such as data analytics, artificial intelligence (AI), immersive environments, and more – all aimed at digital immersion that will help our customers achieve their best performance.
In FY2023, CAE completed its investments in one of its major innovation projects which was launched in 2019 and under which CAE announced that it would invest to stay at the forefront of the global training industry. CAE is constantly strengthening its products and services and leveraging digital technologies, ranging from big data to AI, cloud-computing, cybersecurity and augmented virtual reality (VR). The Project allowed CAE to develop next-generation training technologies for civil aviation, defence and security, and healthcare, while making use of its extensive training network and data ecosystem. CAE continues to maintain strong partnerships with the innovation ecosystem including OEMs, small/medium Enterprises, and collaboration partners, such as universities, colleges and research centers that contribute to CAE’s success.
CAE completed the work on an innovation-intensive program which was launched in 2020 to accelerate the development of leading simulation products and technologies in our Healthcare portfolio. Under this program, we have developed new patient simulators and new modules for interventional simulators and enhanced the breadth of pathologies and medical conditions our products support to meet the needs of our customers. We have also injected new technologies in our existing platforms to ensure that healthcare professionals have access to world-class simulation-based training.
In March 2021, CAE launched a collaborative R&D project for the development of the “Aircraft for the digital and sustainable mobility of tomorrow.” As part of this initiative, CAE and its partners have accelerated the technology development, the digital transformation, and knowledge for the advancement of future aircraft technologies, such as electric aircraft, hybrid propulsion, as well as advancing the development of associated infrastructures and services.
In July 2021, CAE launched a major five-year R&D investment program that will reinforce CAE’s position as a global technology leader, create high-value jobs and collaborations and contribute to a greener, safer and more inclusive world. We are investing $1 billion in a transformation project to develop the technologies of tomorrow, including digitally immersive solutions using data ecosystems and AI in civil aviation, defence and security, and healthcare. As part of this project, CAE is developing dedicated end-to-end technology, operational support and training solutions tailored for Advanced Air Mobility (AAM), as well as green light aircraft technologies. We are also partnering with Governments of Canada and Quebec to open up these new markets for CAE, Canada and Quebec. CAE will collaborate and co-develop technology solutions with small and medium companies and work with post-secondary institutions, research centres and STEM institutions to create Work Integrated Learning opportunities for students as well as scholarship positions.
Selected Innovation Highlights Across CAE’s Business Segments
AI and big data for and from training services delivered by CAE remain high priority strategic transformation themes in the CAE R&D technology roadmap. The development of AI algorithms from the data generated during the pilot’s training journey is at the center of future aviation training marked by a paradigm shift towards data driven evidence and insights. The CAE Real-time Insights and Standardized Evaluations (CAE Rise™) family of software products have been augmented with new AI algorithms providing deeper training assessment insights to flight instructors and training managers. CAE is shaping the future of training through innovations introduced with CAE Rise™ allowing to improve training quality, objectivity and efficiency through the integration of untapped data-driven insights into the training journey of aviation professionals.
CAE’s digital transformation, which started in FY2019, has continued at an accelerated pace with a clear strategic focus to achieve its major digital transformation objectives across CAE’s businesses. CAE AirsideTM, a new digital platform and online community for pilots which was developed and introduced during the COVID-19 pandemic continues to achieve its design objectives of providing career and training tools to support pilots throughout their professional career.
Demand from the emerging Electric Vertical Takeoff and Landing (eVTOL) market for simulation technologies has materialized in new products and services in CAE’s R&D roadmap. For that purpose, we’ve introduced in the market the new training device the CAE 700MXR. The product was announced at the Farnborough Airshow in FY2023. The new product is based on the latest mix reality head mounted display technologies. It provides an ideal training solution for the eVTOL market, as well as the needs of the conventional general aviation and helicopter training market. In addition, CAE’s legacy of augmented engineering environment products and services used on prototype aircraft development programs like the A220 are landing new service offerings to the eVTOL emerging from OEMs. CAE technology solutions coupled with its impressive aerospace engineering expertise continues to enable eVTOL OEMs to accelerate their development lifecycle, minimize their risks, and leverage CAE’s world leading and proven pilot training solutions.
CAE’s synthetic immersive world technologies continue to be part of our leading position in the defence and security global market and now are being deployed in digital twins’ solutions. Along the changing fundamentals described above, CAE is transforming its synthetic immersive world solutions with cloud-based gaming engines software stack solutions. The cloud infrastructure technologies and the mainstream game engine software stack solutions have pushed the boundaries of the scale and size of synthetic immersive worlds to an unpreceded level. This technology pivot is significantly increasing the level and ease of interoperability between training sites and devices in operation.
CAE has completed the development of the 3D mixed reality (MR) e-series industry leading visual display solution. The MR e-series is a turnkey complete visual system designed specifically for military fighter and fast-jet training, including a 360-degree back-projection dome display equipped with laser projectors and the latest generation of CAE Medallion image generators with 3-dimensional rendering capabilities. It is now being deployed in several international fast jet solutions.
In FY2023, CAE continued the development of the CAE TRAX Academy solution, which is an integrated and advanced training continuum designed to deliver faster and more efficient throughput for military student pilot training which leverages the CAE Sprint VR trainer powered by state-of-the-art MR technologies. This training system is designed to enable self-paced learning in an immersive, high-fidelity virtual environment. The fundamentals of this training system continue to be leveraged in the emerging eVTOL training market yielding synergies and efficiencies in development and engineering activities.
Innovation Across CAE’s Operations
In FY2023, CAE continued major transformation projects to set the stage for a much larger future business and to transform our industry through digital technology innovation and thought leadership. We are pursuing several projects with the intent of optimizing our operating model, further digitalizing our processes, and ultimately generating significant and recurring economies of scale. CAE has introduced leading technologies into our processes and operations which includes the digitalization and optimization of our manufacturing, sourcing activities, and related IT infrastructure. CAE and its project partners are collaborating to develop capabilities to reduce production cycle times, minimize inventory, and improve product time-to-market.
4.5Production and Services
CAE provides comprehensive solutions involving products and services to equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions.
Production
CAE’s manufacturing and assembly facilities are located in Montreal, Canada; Arlington, Tampa and Sarasota in the U.S.; and Stolberg, Germany.
Most of our manufacturing and integration activities for Civil and Defense are conducted at CAE’s facilities in Montreal and Arlington, with some integration and update related work also being conducted at the Tampa and Stolberg sites. The Arlington and Tampa facilities conduct military systems integration and testing activities for simulation equipment destined for U.S. military-related contracts.
The primary manufacturing and integration activities for Healthcare products are conducted at CAE’s facilities in Sarasota.
Investments such as manufacturing automation equipment, supply chain logistics tools and AI continue to improve CAE’s manufacturing efficiency and agility as well as augment the accuracy of supply chain decision making.
Services
CAE’s training and service facilities are based around the world. While our head office is located in Montreal, Canada, CAE has approximately 250 sites and training locations in over 40 countries.
These locations include type rating training organizations offering pilot, maintenance and cabin crew training to business and commercial aircraft operators; ab-initio training centres which provide commercial pilot license training to aspiring pilots; Defense training centres offering academic, simulator and live flying training to produce qualified military aircrews; and several locations from which CAE offers technical support services to aviation training centres.

CAE provides a range of technical support services to Civil and Defense simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use CAE’s technical services to answer questions, troubleshoot and receive advice. This extends to service visits by CAE’s engineers to assist in customer maintenance and repair activities. Civil and Defense upgrade services are not restricted to CAE products as CAE can upgrade most other manufacturers’ simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual orders. CAE believes that our service business provides opportunities to influence the upgrade of installed full flight simulators while providing valuable insights into customer training needs.
Our Civil Flight Services segment offers a broad portfolio of software products to serve the flight operations of both business and commercial aviation covering operations control, crew & airport management, flight dispatch & meal/beverage planning capabilities, helping airlines and business aviation operators make optimal data-driven decisions across their entire flight operations.
In Defense, CAE provides a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 145 sites around the world.
CAE also provides analytical and engineering services that leverage modeling and simulation and other advanced technologies to develop innovative solutions to our clients’ most complex challenges. CAE offers clients a range of services and subject matter expertise, including human factors and human system integration, capability-based planning, advanced synthetic environments, cybersecurity, system and software engineering for Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance and electronic warfare systems, training systems and services, integrated information environments, and in-service support for fleet operations and maintenance.
4.6Specialized Skills and Knowledge
CAE employs predominantly graduates in engineering and software development, as well as pilots, instructors, flight training experts, flight dispatching experts as well as airlines operation specialists. As an industry leader, CAE is able to train its staff in the technology and software required for simulation, aircraft equipment and airlines software implementations. Flight trainers are typically recruited from the ranks of former airline or military pilots. Recognizing that engineering and software development talent is critical to CAE’s innovation capability, CAE has a technological career framework to develop the talent pipeline within the CAE technology community.
Flight instructors are CAE’s second-largest employee group after engineers and the Company’s face in front of customers. They are also key to ensuring we maintain our position as the industry’s gold standard in training. We have implemented a number of initiatives to improve our instructor capabilities under our new training organization. The Global Leader in Training strategy enhances our value proposition in aviation training and engages instructors in achieving our vision. Our strategy was developed to recruit, develop and retain the best instructors and includes identifying the attributes of best-in-class instructors and setting the industry standard for instructor performance management to enhance our competitive edge. It will serve to elevate the profile of our instructors both internally and externally. This initiative also helps us build the right HR infrastructure around instructors and give them the tools they need to excel.
To optimize training leadership, CAE is investing in certain key areas:
–Enhancing instructor performance – as a result, CAE is strengthening the instructor support infrastructure, including new functions, processes and technical support tools;
–Enhancing course offering by investing in courseware development and training delivery support tools;
–Training service innovation – CAE is continuing to invest in R&D to innovate the training service offering and is leveraging its engineering organization and capabilities to support strategic training solutions;
–Upskilling and reskilling of its workforce especially as emerging and disruptive technologies are adopted and implemented in CAE’s processes, products, and services; and

–Creating relevant and meaningful work-integrated learning opportunities in support of future generations and CAE’s future talent and workforce.
4.7Competition
We sell our simulation products, training services and software solutions in highly competitive international markets and we expect such competition to intensify in the future. Section 9.1 of CAE’s 2023 MD&A contains more information regarding competition as a risk factor for CAE.
4.8Components
CAE deals with a variety of goods and services suppliers across our business segments. We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unanticipated changes from existing and/or new OEMs. Also, we are not always able to find two or more sources for inputs that we require, and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to captive product pricing risk, delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us.
Unpredictable shifts in supply and demand patterns on a global scale may cause delays in project delivery, increase project costs and result in declining bid performance. The pandemic and widening geopolitical fractures intensified global supply chain imbalances. Furthermore, conservative and protective behaviours from businesses and governments, such as increasing demand and hoarding, as well as increased competition for critical electrical components and products and commodities have also intensified. In this context, supply chain disruptions may hinder our ability to execute projects in a timely manner, support aftermarket needs, finish projects or leave us with unsold materials or products, all of which could result in penalties or impacts on contract profitability and could have a material adverse effect on our business, financial condition and results of operations.
Global supply chain disruptions of electronics, computer chip and specialized components have been managed strategically with a focused diligence. This continuous governance process with new logistics parameters on inventory and product consolidation has protected CAE deliveries through the global disruptions and is enabling us to secure future delivery schedules.
Special sourcing strategies to protect the supply chain from unforeseen disruptions continue to be implemented (protected inventory, alternate second source, supplier audit on mitigation plans).
Please refer to Sections 9.1 and 9.2 of CAE’s 2023 MD&A for more detail regarding OEM leverage and encroachment, third-party intellectual property, supply chain disruptions and subcontractors as risk factors for CAE.
4.9Intellectual Property
CAE relies, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents and licences to establish and protect its proprietary rights. CAE owns a comprehensive patent portfolio and continues to file new patent applications. The patent portfolio has grown from 255 active patents and 124 pending applications to 290 active patents and 109 pending applications reflecting the continuous high-tech innovation at the core of CAE.
CAE enters into agreements containing non-disclosure and confidentiality clauses with third parties and has similar provisions in place with our employees to protect our proprietary information and trade secrets. CAE also has internal policies concerning both ethics and intellectual property which guide our employees in their dealings with CAE’s intellectual property and that of third parties.

CAE believes that certain intellectual property is adequately protected by either maintaining it as a trade secret or selectively disclosing enough of it to forestall anyone else from subsequently claiming it as their own original innovation.
Given CAE’s history of success in the field of aviation simulation and training, CAE believes that the CAE brand and some of our trademarked products and services have significant value in the markets we address. As the training partner of choice to enhance safety, efficiency and readiness, our brand is a significant asset.

Please refer to Sections 9.1, 9.5 and 9.8 of CAE’s 2023 MD&A for more detail regarding risks relating to cybersecurity, intellectual property and IT.
4.10Cycles
In Defense, order levels may vary significantly from quarter to quarter because of the irregular timing of government orders and procurement processes.
The Civil segment’s equipment sales to airlines are affected by the cycles of expansion and contraction of the entire commercial airline industry, as well as the availability of credit and general economic conditions. Demand for training services is to a lesser extent, also affected by the longer wave cycles of the commercial airline industry. The Civil segment also experiences a significant degree of seasonality; in times of peak travel (holiday periods, etc.) airline and business jet pilots are often too busy flying aircraft to attend training sessions.
Healthcare is subject to the irregular timing of orders, resulting from the long purchase cycles and differing fiscal calendars of its various customers, including hospitals, universities, emergency services providers, government entities and defence forces.
In addition to all the above, business risks relating to our business and business strategy, our markets and the international scope of our business and our industries and macroeconomic conditions, as detailed in Section 9 of CAE’s 2023 MD&A, each add their own elements of uncertainty pertaining to the Company’s business cycles.
4.11Employees
To support our growth strategies, objectives and normal business operations, CAE needs to maintain a sufficient, qualified and engaged workforce.
CAE employs over 13,000 employees; of these, approximately 2,400 are represented by unions and are covered by 55 collective agreements as of March 31, 2023. These differing collective bargaining agreements have various expiration dates, including that of our largest employee group in Montreal, Canada, which is currently in the process of being renewed. The Company maintains constructive relationships with its unions and strives to achieve mutually beneficial relationships while maintaining cost competitiveness.
CAE strives to have practices in place that drive employee development and engagement through employee communications, processes such as its Annual Talent and Leadership Review Process, a focus on Diversity, Equity and Inclusion and the assessment and related development plans for current and future leaders and an overall commitment to employees’ physical and mental well-being. The Company invests in its employees through technical and leadership training, as well as project assignments and developmental career moves focused on supporting the employees overall work experience and career growth.
Our financial position, global brand reputation and ability to achieve strategic objectives may be negatively affected by a failure to manage attrition, to retain and integrate key personnel, to maintain an appropriately sized workforce to meet contract needs and to transition employees from completed projects to new projects or between internal business groups.
Please refer to Section 9.3 of CAE’s 2023 MD&A for more detail regarding risks relating to talent and labour as risk factors for CAE.
4.12Sustainability and ESG
At CAE, sustainability and ESG are integral to who we are as a company and how we make a difference in the world. ESG is embedded in our culture and drives our decisions and actions. Our priority is to ensure the safety and well-being of our employees and customers, as well as having a positive impact on the communities where we are located. The Board has responsibility for reviewing and approving the Global Annual Activity and Sustainability Report, including the underlying sustainability roadmap, objectives and performance data.

CAE’s noble purpose, making the world safer, has never been more relevant than over the last year with the lingering consequences of the pandemic and ongoing geopolitical events. It captures how CAE makes a difference in the world and drives its decisions and actions. Making civil aviation safer, supporting peace and, democracy with allied forces preparedness, and making healthcare safer are all rooted in the principles of ESG.
Over FY2023, many of our initiatives had a significant ESG impact. Amongst those initiatives:
–To accelerate even further the deployment of our ESG strategy roadmap and as environment, social and governance factors are increasingly important in today’s market, CAE was the first company in the Canadian aerospace and defence sector to appoint a dedicated Chief Sustainability Officer in FY2022. As a result, CAE has, over the course of FY2023, made considerable progress across its ESG mandate, leading to cross-functional collaborations and greater synergies resulting in better positioning CAE to meet stakeholder expectations.
–This year marks the development of the next step in our sustainability journey via the launch of our new five-year ESG roadmap and implementation plan. Since 2018, we have made strong progress on our ESG pillars and progressed against our targets. In FY2022, we conducted an ESG-materiality exercise with more than 3,600 internal and external stakeholders culminating in the prioritization of 17 material ESG topics in terms of importance to CAE’s strategy. Equipped with this new matrix, we revisited our ESG pillars, developed and implemented a multi-year strategy roadmap with precise targets to measure and report progress of our initiatives.
–This year, CAE furthered the use of ESG criteria into our supplier selection procedures in addition to its formal Code of Conduct to its suppliers and contractors worldwide to reinforce the ESG impact across its value chain. Our Supplier Code of Conduct, embedded in our terms and conditions with our suppliers and contractors, addresses a large range of ESG matters such as ethical and business compliance standards, respect of human rights, environment and risk management. As an industry leader with a strong focus on ESG, CAE has begun mobilizing its suppliers to take action to manage their own impact on society and environment through the introduction of an ESG risk assessment and monitoring tool aimed at de-risking the selection and management of our supply base.
–As climate change resilience continues to be one of our top priorities, we have maintained our carbon neutrality since 2020. In FY2023, we maintained our FY2022 performance with all CAE sites 100% sourced with renewable energy or covered by Renewable Energy Certificates (RECs). We continue to make significant progress on decarbonization with the below:
oThe reduction of our buildings’ GHG emissions;
oThe development of the electric aircraft; and
oProduct upgrades for greener simulators.
We continue to support our customers in mitigating their own carbon footprint. It is estimated that more than five million tons of CO2e emissions were avoided (associated with the combustion of aviation fuel) on an annual basis through the substitution of real flight training with full-flight simulators in CAE Civil training centers.
CAE’s commitment to the United Nations Global Compact and to the United Nations Women Empowerment Principles, as well as its considerations of ESG factors, are translated in its policies and codes, including the following policies available on CAE’s website:
–Anti-Corruption Policy;
–Code of Business Conduct;
–Supplier Code of Conduct;
–Conflicts Mineral Policy;

–Charitable Donations and Sponsorships Policy;
–Diversity and Inclusion Policy;
–Environment, Health and Safety Policy;
–Gifts, Entertainment and Business Courtesies Policy;
–Human Rights Policy;
–Lobbying and Political Contributions Policy; and
–Internal Reporting/Whistleblowing Policy.
Our reporting references the Sustainability Standards of the Global Reporting Initiative (GRI). An independent institution, the GRI provides a globally accepted framework for sustainability reporting across companies and industries. CAE also reports to the Carbon Disclosure Project (CDP) and we provide Taskforce on Climate-related Financial Disclosures (TCFD) reporting in our Global Annual Activity and Sustainability report. As the regulators further advance potential disclosure requirements, we are preparing for climate change risks financial reporting. In FY2023, we have further refined our reporting to the Sustainability Accounting Standards Board (SASB) for the Aerospace & Defence and Professional & Commercial Services industries. CAE abides by the principles of the United Nations Global Compact. We continue to report on the United Nations Sustainable Development Goals (SDGs), on the five goals below to which our corporate strategy and business model are most aligned. We intend to continue the process of integrating the SDGs and to report on our progress accordingly:
Goal 3 – Good Health and Wellbeing
Goal 4 – Quality Education
Goal 5 – Gender Equality
Goal 8 – Decent Work and Economic Growth
Goal 13 – Climate Action
Information about CAE’s ESG strategy and initiatives can be found in our Global Annual Activity and Sustainability report available online at https://www.cae.com/social-responsibility/.
4.13Foreign Exchange
Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately 50% in the U.S., and the balance in Europe and the rest of the world. Sections 7.3 and 9.4 of CAE’s 2023 MD&A contain more information regarding foreign currency as a risk factor for CAE.
4.14Reorganizations
In FY2021, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint and adjusting our business to correspond with the expected level of demand and the structural efficiencies that will be enduring. As a result of these measures, $117.1 million of restructuring expenses were incurred and reported during FY2021 and $54.7 million were incurred in FY2022. These expenses consist mainly of real estate costs, asset relocations and other direct costs related to the optimization of our footprint and employee termination benefits, which have been carried out throughout FY2021 and FY2022.

Please refer to Section 4.3 of CAE’s 2023 MD&A for more information on restructuring, integration and acquisition costs.
5. BUSINESS RISK AND UNCERTAINTY
For a description of risk factors associated with CAE and its business, refer to Section 9 “Business Risk and Uncertainty” in CAE’s 2023 MD&A, which section is incorporated into the AIF by this reference.
6.DIVIDENDS AND DISTRIBUTIONS
6.1Dividends
Our Board has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy annually based on the cash requirements of our operating activities, liquidity requirements and projected financial position. CAE did not declare nor pay any dividend in FY2021, FY2022 and FY2023.
6.2Repurchase and Cancellation of Common Shares
Since April 2020, share repurchases under the Company’s NCIB program have been suspended. The NCIB has since expired and has not been renewed.
As such, in FY2021, FY2022 and FY2023, no Common Shares were repurchased and cancelled under the NCIB.
7.DESCRIPTION OF CAPITAL STRUCTURE
Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value, issuable in series.
Each common share entitles the holder thereof to dividends if, as and when declared by our Board, to one vote at all meetings of holders of Common Shares and to participate, pro rata, with the holders of Common Shares, in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to Common Shares.
As at the close of business on March 31, 2023 and June 15, 2023 respectively, 317,906,290 and 318,089,449 Common Shares were issued and outstanding. There are no preferred shares issued and outstanding.
8.MARKET FOR SECURITIES
The outstanding Common Shares of CAE are listed and posted for trading on the TSX and on the NYSE under the symbol CAE.

8.1Trading Price and Volume

CAE Inc. TSX Share Price Information - FY2023
Month	Min.	Max.	Total Volume
April-22	$30.55	$34.42	11,119,309
May-22	$27.70	$32.00	14,878,319
June-22	$28.88	$34.41	15,567,561
July-22	$30.82	$33.88	9,920,971
August-22	$23.98	$34.61	22,062,000
September-22	$21.16	$24.53	18,314,221
October-22	$21.64	$26.00	12,505,620
November-22	$24.05	$29.12	15,351,669
December-22	$25.57	$29.09	10,641,165
January-23	$26.56	$30.05	8,428,637
February-23	$29.42	$31.77	11,284,999
March-23	$28.18	$31.38	10,752,555

CAE Inc. NYSE Share Price Information - FY2023
Month	Min. (USD)	Max. (USD)	Total Volume
April-22	$23.78	$27.45	6,340,412
May-22	$21.32	$24.97	6,864,648
June-22	$22.33	$27.37	6,372,603
July-22	$23.58	$26.76	3,397,916
August-22	$18.26	$26.74	8,615,754
September-22	$15.33	$18.84	8,566,003
October-22	$15.88	$19.15	8,348,137
November-22	$17.65	$21.96	7,461,129
December-22	$18.78	$21.66	4,634,257
January-23	$19.34	$22.60	3,974,701
February-23	$22.03	$23.76	4,687,935
March-23	$20.58	$23.10	3,556,624

8.2Prior Sales
For the 12-month period ending March 31, 2023, the Company has issued Common Shares and securities convertible into, or exercisable or exchangeable for, Common Shares as listed on the table set forth below:

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issuance / Exercise Price per Security
March 31, 2022 – March 31,2023	Common Shares	Exercise of options	882,167	$18.49 (weighted average price)
March 31, 2022 – March 31,2023	Stock options	Grant of options	624,700	$32.92 (weighted average price)

9.DIRECTORS AND EXECUTIVE OFFICERS
The Directors of CAE are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the Directors and Executive Officers of CAE as of the date hereof, the positions and offices held by them in CAE, their respective principal occupations for the last five years, and the year in which they became a Director are set forth below.
More information concerning the nominees proposed for election as CAE’s Directors may be found in the Management Proxy Circular dated June 15, 2023, in connection with our Annual and Special Meeting of Shareholders to be held on August 9, 2023 (Meeting). All current members of the Board (except for Mr. Fortier) are nominees for election at the Meeting and one additional individual is nominee for election at the Meeting.
In addition to fulfilling all statutory requirements, the Board oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the monitoring of the corporate governance system; (iv) the integrity and quality of internal controls and management information systems; (v) CAE’s compliance with legal and regulatory requirements; (vi) management development and succession and retirement planning; (vii) appointment and compensation of senior officers and the compensation and benefit policies; (viii) diversity, equity, inclusion, health, safety, ethics, anti-corruption, environment, climate change and corporate social responsibility matters; (ix) competencies, skills and personal qualities required for new directors (x) business development initiatives; (xi) the communications policies and activities, including shareholder communications; and (xii) the performance and effectiveness of each individual director, as well as the President and Chief Executive Officer.
The Committees of the Board are the Audit Committee, the Governance Committee and the Human Resources Committee.

9.1Name and Occupation
CURRENT DIRECTORS

Name and Place of Residence, and Year First Became a Director	Principal Occupation
AYMAN ANTOUN Ontario, Canada (2022)

Mr. Antoun is a Corporate Director. He was General Manager, Americas at IBM until recently, which includes Canada, the United States and Latin America. He also was a member of IBM’s Performance Team consisting of IBM’s top 50 executives globally. Before taking this role in 2020, Mr. Antoun served as President of IBM Canada, and prior to assuming this role in 2018, he held various senior executive sales leadership roles in Canada and the United States spanning Global Technology Services, Systems & Technology Group, Education Industry, Business Partners, and Global Sales Transformation (1988 – 2018).

Mr. Antoun graduated from the University of Waterloo with a Bachelor of Science in Electrical Engineering and is a graduate of the Executive Program in Financial Analysis Business Management and Strategic Planning of the Harvard Business School.

Mr. Antoun is a member of the Human Resources Committee.

MARGARET S. (PEG) BILLSON New Mexico, U.S. (2015)
Ms. Billson is a veteran aviation business leader with over 35 years of experience leading technology rich companies and engineering sectors, including serving as the President & CEO, Aftermarket Services (2013 – 2016) and President, Legacy Support (2009 – 2012) of BBA Aviation; as President & General Manager of the Airplane Division (2005 – 2008) of Eclipse Aviation; and as the Vice-President & General Manager of Airframe Systems (2004 – 2005) at Honeywell International Inc.
Ms. Billson has a Bachelor of Science degree in Aeronautical Engineering from Embry-Riddle Aeronautical University, and a Masters of Science degree in Engineering Aerospace from the California State University Long Beach. In recognition of her industry accomplishments, Ms. Billson has been inducted into Embry-Riddle Aeronautical University’s Hall of Fame. Ms. Billson is also an instrument-rated pilot.

Ms. Billson is the Chair of the Governance Committee and a member of the Human Resources Committee.

ELISE EBERWEIN Arizona, U.S. (2022)

Ms. Eberwein is a Corporate Director who served as the Executive Vice President, People and Communications (2013 – 2022) of American Airlines, Inc. Prior to assuming this role, she was Executive Vice President, People, Communications and Public Affairs (2005 – 2013) of US Airways and Vice President, Corporate Communications (2003 – 2005) of America West Airlines. Ms. Eberwein also served in key executive roles with Frontier Airlines and Western Pacific Airlines. She began her aviation career as a flight attendant.

Ms. Eberwein graduated from the Lindenwood University with a Bachelor of Arts in Mass Communications and earned an Executive MBA from Colorado State University.

Ms. Eberwein is a member of the Audit and Human Resources Committees.

THE HONOURABLE MICHAEL M. FORTIER, P.C. Quebec, Canada (2010)

Mr. Fortier joined RBC Capital Markets (RBCCM) as a Vice-Chair in 2010. Prior to joining RBCCM, Mr. Fortier was a partner of Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) and a Senior Adviser to Morgan Stanley in Canada. Between 2006 and 2008, Mr. Fortier held various positions in the Government of Canada, as Minister of Public Works and Government Services, Minister of International Trade and Minister responsible for Greater Montréal. Prior to that, Mr. Fortier was active in the investment banking industry, first as a Managing Director with Credit Suisse First Boston (1999 – 2004) and then as a Managing Director with TD Securities (2004 – 2006).

Mr. Fortier also practiced law with Ogilvy Renault LLP (1985 – 1999) in the areas of corporate finance and mergers and acquisitions. He was based in London, England for several years during this period. Mr. Fortier holds a bachelor’s degree in Law from the University of Laval and has been a member of the Barreau du Québec since 1985.

Mr. Fortier is currently Chair of the Human Resources Committee and will be stepping down at the conclusion of the Meeting.

MARIANNE HARRISON Massachusetts, U.S. (2019)

Ms. Harrison is a Corporate Director. She was until recently President and Chief Executive Officer of John Hancock Life Insurance Company, the U.S. division of Toronto-based Manulife Financial Corporation. She also was a member of Manulife’s Executive Leadership Team. Before taking this role in 2017, Ms. Harrison served as President and Chief Executive Officer of Manulife Canada, Manulife’s Canadian Division. Prior to assuming this role in 2013, she held several leadership positions across the company, including President and General Manager for John Hancock Long-Term Care Insurance, and Executive Vice President and Controller for Manulife. Before joining Manulife, Ms. Harrison had been Chief Financial Officer of Wealth Management at TD Bank Group after holding various positions there (1998 – 2003); and Senior Manager at PwC after holding numerous other positions (1986 – 1998). Ms. Harrison also serves on the board of directors of the Boston Medical Center.

Ms. Harrison graduated from the University of Western Ontario with a Bachelor of Arts in English and earned a Diploma in Accounting from Wilfrid Laurier University. She is a Chartered Accountant and in 2016 was elected a Fellow of the Profession.

Ms. Harrison is the Chair of the Audit Committee and a member of the Governance Committee.

ALAN N. MACGIBBON, CPA, CA Ontario, Canada (2015)

Mr. MacGibbon is a Corporate Director and the Chairman of the Board. He served as Senior Counsel to Deloitte LLP Canada from June 2012 to December 2013. Prior to that, he was Managing Partner and Chief Executive (2004 – 2012) of Deloitte LLP Canada and served on the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited during this term. Mr. MacGibbon also served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited (2011 – 2012).

Mr. MacGibbon holds an undergraduate degree in Business Administration and an Honorary Doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.

Mr. MacGibbon is the Chair of the Board of Directors. As a Chair of the Board, Mr. MacGibbon attends all Committee meetings.

MARY LOU MAHER Ontario, Canada (2021)
Ms. Maher was Canadian Managing Partner, Quality and Risk at KPMG Canada (2017 – 2021). She was also Global Head of Inclusion and Diversity of KPMG International for the same period. Ms. Maher held various executive and governance roles at KPMG Canada, including Chief Financial Officer, Chief Inclusion and Diversity Officer and Chief Human Resources Officer (1983 – 2017). During her many years at KPMG Canada, Ms. Maher created and developed KPMG Canada's first ever National Diversity Council and was the executive sponsor of pride@kpmg.
Ms. Maher holds a Bachelor of Commerce degree from McMaster University and holds the designation of Fellow Chartered Professional Accountant of Ontario.
Ms. Maher is currently a member of the Audit and Human Resources Committees. Following the Meeting, Ms. Maher will occupy the position of the Chair of the Human Resources Committee.

FRANÇOIS OLIVIER Quebec, Canada (2017)

Mr. Olivier is a Corporate Director. He retired from Transcontinental Inc. in December 2021, where he was President and Chief Executive Officer since 2008. After joining the Printing Sector of Transcontinental Inc. in 1993, he rose through the ranks to ultimately take on the role of President of the Information Products Printing Sector, and then becoming Chief Operating Officer in 2007. Through the years, Mr. Olivier consolidated the Canadian printing industry and transformed the company by diversifying its assets into flexible packaging with strategic acquisitions. Under his leadership, Transcontinental Inc. has become Canada’s largest printer, a leader in flexible packaging in North America, and a Canadian leader in its specialty media segments. Prior to joining Transcontinental Inc., Mr. Olivier worked as General Manager of Canada Packers (1988 – 1993).

Mr. Olivier holds a Bachelor of Science from McGill University and is a graduate of the Program for Management Development at Harvard Business School.

Mr. Olivier is a member of the Audit and Governance Committees.

MARC PARENT, C.M. Quebec, Canada (2008)

Mr. Parent has been the President and CEO of CAE Inc. since October 2009. He joined the Company in February 2005 as Group President, Simulation Products, was appointed Group President, Simulation Products and Military Training & Services in May 2006, and then Executive Vice President and Chief Operating Officer in November 2008. Mr. Parent has over 35 years of experience in the aerospace industry. Before joining CAE, Mr. Parent held various positions with Canadair and within Bombardier Aerospace in Canada and the U.S. Mr. Parent is past Chair of the Board of Directors of the Aerospace Industries Association of Canada (AIAC) and of Aéro Montréal (Quebec’s aerospace cluster).

Mr. Parent is a graduate of Mechanical Engineering from Montreal’s École Polytechnique and of the Harvard Business School’s Advanced Management Program. He also was awarded an Honorary Doctorate by École Polytechnique. Mr. Parent is an active pilot holding an Airline Transport Pilot License from Transport Canada.

GENERAL DAVID G. PERKINS, USA (RET.) New Hampshire, U.S. (2020)

Gen. Perkins, USA (Ret.) served over 40 years in the US Army culminating as the Commander of the United States Army Training and Doctrine Command (TRADOC) (2014 – 2018), which is responsible for designing, acquiring, building and constantly improving the US Army, which is one of the largest, with over 1.2 million people, and most complex organizations in the world. Under his leadership TRADOC developed the Army’s concept of Multi-Domain Operations which has become a driver for future changes in operations and training, not only in the US Military, but around the world. Gen. Perkins joined the US Army in 1980 and notably served as Commander, Combined Arms Center & Commandant, Command & General Staff College (2011 – 2014) and Commander, 4th Infantry Division (2009 – 2011).

Gen. Perkins holds a Bachelor of Science degree from the United States Military Academy, a master’s degree in Mechanical Engineering from the University of Michigan, and a master’s degree in National Security and Strategic Studies from the Naval War College.

Gen. Perkins is a member of the Governance and Human Resources Committees.

MICHAEL E. ROACH Quebec, Canada (2017)

An experienced international business and technology leader, Mr. Roach served as President and Chief Executive Officer (2006 – 2016) of CGI Inc. until his retirement. He currently continues to serve as a member of CGI’s board of directors and was until recently Chairman of the Board (2018 – 2020) of Interac Inc. Prior notable positions include President and Chief Operating Officer (2002 – 2006) of CGI Inc. and President and Chief Executive Officer (1992 – 1998) of Bell Sygma Inc., a Bell Canada technology subsidiary.

Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario. Mr. Roach is also a graduate of Columbia University Executive Program and Niagara Institute Leadership Training.

Mr. Roach is a member of the Audit and Governance Committees.

PATRICK M. SHANAHAN Washington, U.S. (2022)

Patrick M. Shanahan served as the 33rd U.S. Deputy Secretary of Defense. He also served as U.S. Acting Secretary of Defense (2019). After joining the Department of Defense (DoD), Mr. Shanahan helped lead the development of several key DoD policies and strategies. Mr. Shanahan previously served as the Senior Vice President, Supply Chain & Operations (2016 – 2017) at The Boeing Company. He previously worked as Senior Vice President of Commercial Airplane Programs (2008 – 2016), managing profit and loss for the 737, 747, 767, 777 and 787 programs and the operations at Boeing’s principal manufacturing sites; as Vice President and General Manager of the 787 Dreamliner (2007 – 2008), leading the program during a critical development period; as Vice President and General Manager of Boeing Missile Defense Systems (2004 – 2007), overseeing the Ground-based Midcourse Defense system, Airborne Laser and Advanced Tactical Laser; and as Vice President and General Manager of Boeing Rotorcraft Systems (2002 – 2004), overseeing the Apache, Chinook and Osprey. Mr. Shanahan spent over three decades with The Boeing Company, as he joined in 1986.

Mr. Shanahan is a National Academy of Engineering Member, Royal Aeronautical Society Fellow, Society of Manufacturing Engineers Fellow and American Institute of Aeronautics and Astronautics Associate Fellow. He served as a regent at the University of Washington for over five years.

Mr. Shanahan holds a Bachelor of Science degree in Mechanical Engineering from the University of Washington, as well as a Master of Science and a Master of Business Administration from the Massachusetts Institute of Technology.

Mr. Shanahan is a member of the Audit and Governance Committees.

ANDREW J. STEVENS Gloucestershire, UK (2013)

Mr. Stevens has operating experience globally in the aerospace and defence sector. Beginning with the Dowty Group, a leading British manufacturer of aircraft equipment (1976 – 1994), he joined Bowthorpe plc (1994 – 1996), Messier-Dowty as Managing Director then Chief Operating Officer (1996 – 2000), Rolls-Royce, where he served as Managing Director Defence Aerospace (2001 – 2003), and Cobham plc as a Board member where he served variously as Group Managing Director, Aerospace Systems, Chief Operating Officer and Chief Executive Officer (2003 – 2012).

Mr. Stevens is a Chartered Engineer, with a 1st Class honour degree in Production Engineering from Aston University in Birmingham, England. He is a Fellow of the Royal Aeronautical Society, a Fellow of the Institution of Electrical Engineers and was awarded an Honorary Doctor of Science in 2013 from Aston University.

Mr. Stevens is a member of the Governance and Human Resources Committees.

EXECUTIVE OFFICERS
In addition to Marc Parent, President and CEO, the other Executive Officers of the Company are:

Name and Place of Residence	Position Held Within the Company
ANDREW ARNOVITZ Quebec, Canada	Senior Vice President, Investor Relations and Enterprise Risk Management since August 30, 2021, with CAE since 2001; formerly Senior Vice President, Strategy and Investor Relations.
SONYA BRANCO Quebec, Canada

Executive Vice President, Finance and Chief Financial Officer since May 2016, with CAE since 2008; formerly Vice President, Finance and Corporate Controller (2011-2016), and Director Planning and Forecasting (2008-2011). Ms. Branco is a Chartered Professional Accountant.

CARTER COPELAND Georgia, United States	Senior Vice President, Global Strategy since August 2021, with CAE since 2021; formerly President and co-founder of Melius Research (2017-2021). Mr. Copeland is a Charted Financial Analyst.
ABHA DOGRA Massachusetts, United States

Chief Technology and Product Officer since April 2023, with CAE since September 2022; formerly Chief Digital and Technology Officer (2022-2023). Previously North America Chief Information Officer and SVP of Global Digital Technology (2021-2022) and Chief Product Officer, Digital Products (2019-2021) at Schneider Electric; and also Division Vice President, Global Products Development at PTC (2018-2019), Chief Technology Officer and Vice President of Engineering at Akamai Technologies (2016-2018), and Chief Technology Officer at Iron Mountain (2013-2016).

HÉLÈNE V. GAGNON Quebec, Canada

Chief Sustainability Officer and Senior Vice President, Stakeholder Engagement since March 2022, with CAE since 2015; formerly Vice President, Public Affairs, Communications, Corporate Social Responsibility and Achieving Excellence System for Bombardier Aerospace (2006-2014).

DANIEL GELSTON Virginia, United States

Group President, Defense and Security since August 2020. Formerly President of L3Harris Technologies’ Broadband Communications Systems Sector (2018-2020), President of the Special Security Agreement businesses Smiths Detection Inc. (2016-2017) and President (2014-2016) and Senior Vice President (2013-2014) of Cobham Tactical Communications and Surveillance. Mr. Gelston’s military experience includes active and reserve duty from 1998 to 2007 as an Armor and Military Intelligence Officer.

PASCAL GRENIER Quebec, Canada

Senior Vice President, Flight Services & Global Operations since October 28, 2021; with CAE since 1996 occupying multiple functions; formerly Senior Vice President, Global Operations, Technologies & Innovation (2017-2021), Vice-President Global Engineering (2016-2017) and Director, Post Delivery Services (2013-2016).

MARK HOUNSELL Quebec, Canada	General Counsel, Chief Compliance Officer and Corporate Secretary, with CAE since February 2016; formerly Chief Legal Officer and Corporate Secretary of Aimia Inc. (2006-2016).
NICK LEONTIDIS Quebec, Canada

Group President, Civil Aviation since 2013; previously Executive Vice-President, Strategy and Business Development (2009-2013), Executive Vice President Sales, Marketing and Business Development – Civil Training and Services (2005-2009).

BOB LOCKETT New Jersey, United States

Chief People Officer since May 2023; previously Global Chief Diversity & Talent Officer (2020-2023), Chief Talent Officer (2019-2020) and Division Vice-President, Human Resources (2016-2019) of ADP. Mr. Lockett also held executive roles at Harland Clarke Holdings, First Data, USAA, Limited Brands, Harrah’s Entertainment, Frito Lay and The Lucas Group (1995-2016). Mr. Lockett also served in the US Army from 1986-1995 as a Field Artillery Officer and as an Operations Research/Systems Analyst.

All Directors and Executive Officers as a group (23 persons) beneficially owned or exercised control or direction, directly or indirectly, over 519,580 Common Shares representing 0.16% of the class as at June 15, 2023.

9.2Cease Trade Orders, Bankruptcies, Penalties or Sanctions
According to the information provided to us, none of the Directors or Executive Officers of CAE is at the date of this AIF, or within ten years prior hereto has been, a director, chief executive officer or chief financial officer or, regarding item (iii) below, an executive officer of a company which, while the person was acting in this capacity:
(i)was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(ii)was, after the person ceased to be a director, chief executive officer or chief financial officer, the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days as a result of an event which occurred while the director, chief executive officer or chief financial officer was acting in this capacity; or
(iii)within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
10.TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of our Common Shares in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts, and in Canada is Computershare Trust Company of Canada at its principal office in the City of Toronto, Ontario.
11.AUDIT COMMITTEE
11.1Charter
The charter of CAE’s Audit Committee is as set out in Schedule B.
11.2Membership
The members of CAE’s Audit Committee are:
-Ms. Marianne Harrison (Chair)
-Ms. Elise Eberwein
-Ms. Mary Lou Maher
-Mr. François Olivier
-Mr. Michael E. Roach
-Mr. Patrick M. Shanahan
Each of these members is independent and financially literate.
Marianne Harrison, Chair of the Audit Committee, is a Chartered Accountant with extensive financial expertise, cumulating many years of experience in the leadership positions of various financial institutions. Ms. Harrison served until recently as President and Chief Executive Officer of John Hancock Life Insurance Company and was also a member of the Executive Leadership Team of Manulife Financial Corporation. She previously acted as President and Chief Executive Officer of Manulife Canada, Manulife’s Canadian Division, and had been Chief Financial Officer of Wealth Management at TD Bank Group. Ms. Harrison

was elected a Fellow of the Profession, the highest designation for professional achievement conferred by the Chartered Professional Accountants of Ontario.
Elise Eberwein has significant strategy and leadership experience that she acquired while serving as the Executive Vice President, People and Communications of American Airlines, Inc., Executive Vice President, People, Communications and Public Affairs of US Airways and Vice President, Corporate Communications of America West Airlines. Ms. Eberwein also served in key executive roles with Frontier Airlines and Western Pacific Airlines. Ms. Eberwein graduated from the Lindenwood University with a Bachelor of Arts in Mass Communications and earned an Executive MBA from Colorado State University.
Mary Lou Maher has a strong business acumen and financial expertise in a variety of industries and has extensive board experience and an understanding of the role of the Board through direct Board participation and work as an audit partner that she acquired during her 38-year involvement with KPMG. Most recently, she was Canadian Managing Partner, Quality and Risk of KPMG Canada and Global Head of Inclusion and Diversity of KPMG International, but also served in various executive and governance roles, including Chief Financial Officer, Chief Inclusion and Diversity Officer and Chief Human Resources Officer. She is a Fellow of Chartered Professional Accountants of Ontario.
François Olivier has significant experience in driving profitable business growth through mergers and acquisitions and in managing large-scale manufacturing operations, in particular as the former President and Chief Executive Officer of publicly traded company Transcontinental Inc. from 2008 to 2021. Mr. Olivier holds a Bachelor of Science degree from McGill University and is a graduate of the Program for Management Development at Harvard Business School.
Michael E. Roach served as President and Chief Executive Officer of CGI Inc. for 10 years and has extensive international leadership experience in consulting and technology-focused companies. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury. Mr. Roach is also a graduate of Columbia University Executive Program and Niagara Institute Leadership Training.
Patrick M. Shanahan served as the 33rd U.S. Deputy Secretary of Defense and as the U.S. Acting Secretary of Defense. Mr. Shanahan has over three decades of experience managing profit and loss for various programs and operations of The Boeing Company. Mr. Shanahan holds a Bachelor of Science degree in Mechanical Engineering from the University of Washington, as well as a Master of Science and a Master of Business Administration from the Massachusetts Institute of Technology.

11.3Approval of Services
The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of CAE’s independent auditor. The Audit Committee must pre-approve any audit and non-audit services performed by PricewaterhouseCoopers LLP (PwC), or such services must be entered into pursuant to the policies and procedures established by the Committee. Pursuant to such policies, the Audit Committee annually authorizes CAE and our affiliates to engage the auditor for specified permitted tax, financial advisory and other audit-related services up to specified fee levels. The Audit Committee has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The Audit Committee’s policy also identifies prohibited services that PwC is not to provide to CAE. In order to further support PwC’s independence, the Audit Committee has set a policy concerning CAE’s hiring of current and former partners and employees of PwC who were engaged on CAE’s account in the recent years.

Fees Paid by CAE to PwC in FY2023
The following chart shows all fees paid to PwC by CAE and our subsidiaries in the most recent and prior fiscal year for the various categories of services (generic description only).

FEE TYPE	2023 ($ millions)	2022 ($ millions)
1. Audit services	6.5	5.8
2. Audit-related services	0.2	0.1
3. Tax services	0.4	0.5
Total	7.1	6.4

Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual Consolidated Financial Statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls over financial reporting as required by the Sarbanes-Oxley legislation.
Audit-related fees are comprised of fees relating to work performed in connection with CAE’s acquisitions, financings/prospectuses, translation and other miscellaneous accounting-related services.
Tax fees are mainly related to tax compliance, tax planning and tax advice.
12.INTERESTS OF EXPERTS
The auditors of the Company are PricewaterhouseCoopers LLP (PwC), a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1. PwC is independent of the Company within the meaning of the Code of ethics of chartered professional accountants (Quebec). PwC is a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and is required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.
13.ADDITIONAL INFORMATION
Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of CAE's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular dated June 15, 2023, in connection with CAE's Annual and Special Meeting of Shareholders to be held on August 9, 2023.
Additional financial information, including comparative consolidated audited financial statements and MD&A, are provided in CAE’s Annual Financial Report to the shareholders for the financial year ended March 31, 2023. A copy of such documents may be obtained from the Vice President, Public Affairs and Global Communications or the Corporate Secretary of CAE upon request or are available online on SEDAR at www.sedar.com, as well as CAE’s website at www.cae.com.

In addition, CAE will provide to any person or company, upon request to the Vice President, Public Affairs and Global Communications or the Corporate Secretary of CAE, the documents specified below:
(a)When the securities of CAE are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:
(i)one copy of this AIF together with one copy of any document, or the pertinent pages of any document, incorporated by reference;
(ii)one copy of CAE’s comparative financial statements for our most recently completed financial year together with the accompanying report of the auditors and one copy of CAE’s most recent interim financial statements for any period after the end of our most recently completed financial year;
(iii)one copy of the Management Proxy Circular in respect of our most recent annual meeting of shareholders that involved the election of Directors; and
(iv)one copy of any other documents which are incorporated by reference into a short form prospectus and are not required to be provided under (i) to (iii) above; or
(b)At any other time, one copy of any other document referred to in clauses (i), (ii) and (iii) of paragraph (a) above, provided that CAE may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of CAE.

GLOSSARY

For the purposes of this Annual Information Form, the terms “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries. The following other defined terms have the meanings set out below:
“AAM” means Advanced Air Mobility
“AI” means artificial intelligence
“AIAC” means Aerospace Industries Association of Canada
“AIF” means the Annual Information Form
“AirCentre” means Sabre’s AirCentre airline operations portfolio
“Annual Financial Report” means the Annual Financial Report to Shareholders for the year ended March 31, 2023
“Board” means the Board of Directors of CAE Inc.
“CAE” means CAE Inc. and where applicable, its subsidiaries
“CAE RiseTM” means CAE Real-time Insights and Standardized Evaluations
“CBCA” means the Canada Business Corporations Act
“CDP” means Carbon Disclosure Project
“CEWS” means Canada Emergency Wage Subsidy
“Civil” means CAE’s Civil Aviation segment
“Common Shares” means CAE’s common shares
“Company” means CAE Inc. and where applicable, its subsidiaries
“Consolidated Financial Statements” means the Consolidated Financial Statements for the year ended March 31, 2023 and the notes thereto
“Defense” means CAE’s Defense and Security segment
“DoD” means U.S. Department of Defense
“ESG” means environmental, social and governance
“eVTOL” means Electric Vertical Takeoff and Landing
“Executive Officers” means executive officers of CAE
“FSC” means Flight Simulation Company B.V.
“FSTSS” means Flight School Training Support Services
“FY2021” means fiscal 2021, which refers to the period from April 1, 2020 to March 31, 2021

“FY2022” means fiscal 2022, which refers to the period from April 1, 2021 to March 31, 2022
“FY2023” means fiscal 2023, which refers to the period from April 1, 2022 to March 31, 2023
“GRI” means the Global Reporting Initiative
“Healthcare” means the CAE’s Healthcare segment
“IATA” means International Air Transport Association
“IASB” means International Accounting Standards Board
“IFRS” means International Financial Reporting Standards
“IFTS” means International Flight Training School
“IT” means information technology
“L3H MT” L3Harris Technologies’ Military Training business
“MD&A” means CAE’s Management’s Discussion and Analysis
“Meeting” means CAE’s Annual and Special Meeting of Shareholders to be held on August 9, 2023
“Merlot” means Merlot Aero Limited
“MR” means mixed reality
“MRO” means maintenance repair and overhaul organizations
“NCIB” means normal course issuer bid
“NYSE” means the New York Stock Exchange
“OEM” means the original equipment manufacturer
“PCAOB” means Public Company Accounting Oversight Board (United States)
“PwC” means PricewaterhouseCoopers LLP
“R&D” means research and development
“RBCCM” means RBC Capital Markets
“RECs” means Renewable Energy Certificates
“RPK” means revenue passenger kilometers
“SASB” means Sustainability Accounting Standards Board
“SDGs” means United Nations Sustainable Development Goals
“TCFD” means Taskforce on Climate-related Financial Disclosures
“TRADOC” means United States Army Training and Doctrine Command
“TRU Canada” means TRU Simulation + Training Canada Inc.

“TSX” means the Toronto Stock Exchange
“USD” means United States dollars
“VR” means virtual reality

SCHEDULE A – SUBSIDIARIES AND OTHER INVESTMENTS
Set forth below are the names of all the direct and indirect subsidiaries and other investments of CAE as at March 31, 2023. Please note that all entities are wholly owned, except as mentioned.

Name of Subsidiary or other investment	Jurisdiction of Incorporation
Canada

9595058 Canada Inc.	Canada
CAE BC ULC	British Columbia
CAE Digital Inc.	Canada
CAE Healthcare Canada Inc.	Canada
CAE International Holdings Limited	Canada
CAE Military Aviation Training Inc.	Canada
CAE Simulator Services Inc.	Quebec
CAE TSP Inc.	Canada
Medicor Lab Inc.	Quebec
Pelesys Aviation Maintenance Training Inc.	British Columbia
Pelesys Learning Systems Inc	British Columbia
Presagis Canada Inc.	Canada
SKYALYNE Canada Inc. (50%)	Canada
United States
Advanced Medical Technologies, LLC.	Washington
CAE (US) Inc.	Delaware
CAE Civil Aviation Training Solutions Inc.	Florida
CAE Delaware Buyco Inc.	Delaware
CAE Doss Aviation Inc.	Texas
CAE Flight Services USA, Inc.	Delaware
CAE Flight Solutions USA Inc.	Delaware
CAE Healthcare, Inc.	Delaware
CAE North East Training Inc.	Delaware
CAE Oxford Aviation Academy Phoenix Inc.	Arizona
CAE SimuFlite Inc.	Delaware
CAE US Capital LLC	Delaware
CAE US Capital Management LLC	Delaware
CAE US Finance GP LLC	Delaware
CAE US Finance LP3	Delaware
CAE US Management LLC	Delaware
CAE USA Inc.	Delaware
Embraer CAE Training Services, LLC. (49%)	Delaware
3 This company was registered as a partnership.

Flightline Data Services, Inc.	Georgia
KVDB Flight Training Services, Inc. (49%)	Arizona
Merlot Aero Inc.	Delaware
Oxford Airline Training Center Inc.	Arizona
Parc U.S. Inc.	Delaware
Presagis USA Inc.	California
PTC Solutions JV, LLC (49%)	Wisconsin
Rotorsim USA LLC. (50%)	Delaware
SimCom Holdings Inc. (50%)	Delaware
SimCom Inc. (50%)	Delaware
SimCom International Inc. (50%)	Florida
SkyWarrior Flight Training LLC (37%)	Florida
Xebec Government Services, LLC (49%)	Delaware
Europe
ARGE Rheinmetall Defence Electronics Gmbh/CAE Elektronik GmbH (50%) [4]	Germany
ARGE RME/CAE Austria (50%)[5]	Germany
Aviation Personnel Support Services Limited	Ireland
Aviation Training Northeast Asia B.V. (50%)	Netherlands
CAE (UK) plc	United Kingdom
CAE Academia de Aviacion España S.L.	Spain
CAE Aircrew Training Services plc (76.5%)	United Kingdom
CAE Aviation Training B.V.	Netherlands
CAE Beyss Grundstücksgesellschaft GmbH	Germany
CAE Center Amsterdam B.V.	Netherlands
CAE Center Brussels N.V.	Belgium
CAE Centre Copenhagen A/S	Denmark
CAE Centre Oslo AS.	Norway
CAE Centre Stockholm AB	Sweden
CAE CFT B.V.	Netherlands
CAE CFT Holdings B.V.	Netherlands
CAE Crew Solutions B.V.	Netherlands
CAE Engineering Korlátolt Felelősségű Társaság	Hungary
CAE Flight Services Austria GmbH	Austria
CAE Flight Services Poland Sp z.o.o.	Poland
CAE France SAS	France
CAE Global Academy Évora, SA.	Portugal
CAE GmbH	Germany
CAE Healthcare GmbH	Germany
CAE Healthcare KFT	Hungary
CAE Holdings BV	Netherlands
CAE Holdings Limited	United Kingdom
CAE Investments SARL	Luxembourg
4 Refers as a partnership.
5 Refers as a partnership.

CAE Luxembourg Acquisition SARL	Luxembourg
CAE Management Hungary Korlátolt Felelősségű Társaság	Hungary
CAE Oslo-Aviation Academy AS	Norway
CAE Oxford Aviation Academy Amsterdam B.V.	Netherlands
CAE Parc Aviation Jersey Limited	Jersey
CAE Services GmbH	Germany
CAE Services Italia, S.r.l.	Italy
CAE Servicios Globales de Instrucción de Vuelo (España) S.L.	Spain
CAE STS Limited	United Kingdom
CAE Training & Services Brussels NV	Belgium
CAE Training & Services UK Ltd.	United Kingdom
CAE Training Norway AS	Norway
CAE Verwaltungsgesellschaft mbH	Germany
CVS Leasing Limited (13.39%)	United Kingdom
ETOPS (AS) UK Limited	United Kingdom
ETOPS SAS	France
Eurofighter Simulation Systems GmbH (12%)	Germany
Flight Training Alliance GmbH (50%)	Germany
GCAT Flight Academy Germany GmbH	Germany
GCAT Flight Academy Malta Limited	Malta
Helicopter Training Media International GmbH (50%)	Germany
HFTS Helicopter Flight Training Services GmbH (25%)	Germany
iRIS Health Solutions Limited	United Kingdom
Leonardo CAE Advanced Jet Training S.r.l. (50%)	Italy
Oxford Aviation Academy (Oxford) Limited	United Kingdom
Oxford Aviation Academy Europe AB	Sweden
Oxford Aviation Academy European Holdings AB	Sweden
Oxford Aviation Academy Finance Limited	Ireland
Oxford Aviation Academy Ireland Holdings Limited	Ireland
Oxford Aviation Academy Norway Holdings AS	Norway
Parc Aviation (UK) Limited	United Kingdom
Parc Aviation Engineering Services Limited	Ireland
Parc Aviation International Limited	Ireland
Parc Aviation Limited	Ireland
Parc Aviation Services Limited	Isle of Man
Parc Interim Limited	Ireland
Parc Selection Limited	Isle of Man
Presagis Europe (S.A.S.)	France
Rotorsim s.r.l. (50%)	Italy
CAE Flight Services Sweden AB	Sweden
Servicios de Instrucción de Vuelo, S.L. (80%)	Spain
Sim-Industries Production B.V.	Netherlands
Simubel NV (a CAE Training Center)	Belgium
SIV Ops Training, S.L. (80%)	Spain

CAE Icelandair Flight Training ehf (33.34%)	Iceland
Other

CAE Aircraft Maintenance Pty Ltd. (50%)	Australia
CAE Arabia LLC (50%)	Saudi Arabia
CAE Australia Pty Ltd	Australia
CAE Aviation Services Pte Ltd.	Singapore
CAE Aviation Training Australia Pty Ltd.	Australia
CAE Aviation Training Chile Limitada[6]	Chile
CAE Aviation Training International Ltd.	Mauritius
CAE Aviation Training Peru S.A.	Peru
CAE Bangkok Co., Limited	Thailand
CAE Brunei Multi-Purpose Training Center SDN BHD (60%)	Brunei
CAE Centre Hong Kong Limited	China
CAE CFT Korea Ltd.	Korea
CAE Colombia Flight Training S.A.S.	Colombia
CAE Defence Solutions Middle East LLC (50%)	Qatar
CAE El Salvador Flight Training S.A. de C.V.	El Salvador
CAE Flight & Simulator Services Sdn. Bhd.	Malaysia
CAE Flight and Simulation Services Korea Ltd. (50%)	Korea
CAE Flight Services New Zealand Limited	New Zealand
CAE Flight Services Uruguay S.A.	Uruguay
CAE Flight Training (India) Private Limited (100%)	India
CAE Flight Training Center Mexico, S.A. de C.V.	Mexico
CAE Kuala Lumpur Sdn. Bhd. (100%)	Malaysia
CAE India Private Limited	India
CAE Integrated Enterprise Solutions Australia Pty Ltd	Australia
CAE Japan Flight Training Inc.	Japan
CAE Maritime Middle East LLC (49%)	UAE
CAE Melbourne Flight Training Pty Ltd. (50%)	Australia
CAE Middle East L.L.C. (49%)	UAE
CAE Middle East Holdings Limited (50%)	UAE
CAE Middle East Pilot Services L.L.C. (49%)	UAE
CAE New Zealand Pty Limited	New Zealand
CAE Shanghai Company, Limited	Shanghai
CAE Simulation Technologies Private Limited	India
CAE Simulation Training Private Limited (50%)	India
CAE Singapore (S.E.A.) Pte Ltd.	Singapore
CAE South America Flight Training do Brasil Ltda	Brazil
CAE Vietnam Limited Liability Company	Vietnam
CAE-GAH Aviation Technology Services Co. Ltd.	China
CAE-LIDER Training Do Brasil Ltda. (50%)	Brazil
6 Refers to a partnership.

China Southern West Australia Flying College Pty Ltd (14.26%)	Australia
Emirates-CAE Flight Training (L.L.C.) (49%)	Dubai
ETOPS Aviation Services Malaysia Sdn Bhd	Malaysia
Flight Training Device (Mauritius) Limited	Mauritius
HATSOFF Helicopter Training Private Limited (50%)	India
International Flight School (Mauritius) Ltd.	Mauritius
JAL CAE Flight Training Co., Ltd. (50%)	Japan
Merlot Aero International Limited	New Zealand
Merlot Aero Ventures Limited	New Zealand
National Flying Training Institute Private Limited (51%)	India
Oxford Aviation Academy (Australia) Pty Ltd. (50%)	Australia
Oxford Aviation Academy Holdings Pty Ltd. (50%)	Australia
Parc Aviation Japan Limited	Japan
Pegasus Uçus Egitim Merkezi A.S	Turkey
Philippine Academy for Aviation Training, Inc. (40%)	Philippines
RB Aero Development Services India Private Limited	India
Sabena Flight Academy – Africa (34%)	Cameroun
SIM-Industries Brasil Administração de Centros de Treinamento Ltda	Brasil
Simulator Servicios Mexico, S.A. de C.V.	Mexico
Singapore CAE Flight Training Pte Ltd.	Singapore
INACTIVE

Name of Subsidiary or other investment	Jurisdiction of Incorporation
CAE Crewing Services Limited	Ireland
CAE Screenplates SA	France
Invertron Simulators plc	United Kingdom
Parc Aviation Training Limited	Ireland

SCHEDULE B – AUDIT COMMITTEE CHARTER
CAE INC.
MEMBERSHIP AND RESPONSIBILITIES OF
THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1.GENERAL RESPONSIBILITIES

1.1The Audit Committee (the “Committee”) shall be a committee of the Board of Directors.

1.2The Committee shall consist of three to seven directors (one of whom shall be the Chair of the Committee). All members of the Committee shall be independent directors, as determined by the Board taking into consideration applicable laws, regulations and other requirements and regulatory guidelines applicable to such determination. Each member shall annually certify to CAE Inc. (“CAE” or the “Company”) as to his or her independence, in form compliant with the standards of independence set out by regulatory authorities, stock exchanges and other applicable laws, regulations and requirements. Each member shall be able to read and understand financial statements (statement of financial position, income statement, statement of cash flows) that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CAE’s consolidated financial statements, or shall become able to do so within a reasonable period of time after joining the Committee. At least one member shall qualify as a “financial expert” (as defined by applicable regulation) and therefore have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as such requirements may be amended from time to time.

1.3The Chair of the Committee and its members shall be elected annually by the Board of Directors following recommendation of the Governance Committee and the Chair of the Board. If the designated Chair of the Committee is unable to attend a Committee meeting, the other Committee members present shall elect a replacement Chair for that meeting.

1.4A majority of members of the Committee shall constitute a quorum.

1.5The Committee shall work closely and cooperatively with such officers and employees of CAE, its auditors, and/or other appropriate advisors and with access to such information as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors and described herein.
2.REVIEW OF AUDITED FINANCIAL STATEMENTS

2.1Review the annual audited consolidated financial statements and make specific recommendations to the Board of Directors. As part of this process the Committee should:

a)Review the appropriateness of the consolidated financial statements and any changes to the underlying accounting principles and practices;

b)Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting alternatives;

c)Review quarterly IT and Cyber-Security risks and elements impacting controls;

d)Review annually with management, external and internal auditors the identification, assessment and resulting mitigation strategy for financial risk, and the input of the integrated risk assessment into the annual audit planning cycle with subsequent quarterly updates by the Chief Financial Officer of any material changes with respect to financial risk assessment;

e)Oversee the review by internal audit of the existence and effectiveness of CAE’s Enterprise Risk Management Policy framework;

f)Approve the annual audited financial statements and actuarial valuation reports for the Supplementary Pension, Designated Executive Pension Plan, Employee Pension Plan, CAE MAT Inc. Employees and any other material Canadian pension plans;

g)Approve the annual audited financial statements for the U.S. 401(K) Retirement Savings Plans and other material U.S. pension plans of the Company and its subsidiaries; and

h)Receive the summary of annual actuarial reports for defined benefit pension plans for information purposes given its financial nature.

3.ENGAGEMENT OF EXTERNAL AUDITORS

3.1Recommend to the Board of Directors the appointment of the external independent auditors.

3.2Review and approval of engagement letter. As part of this review the Committee reviews and recommends to the Board of Directors for its approval the auditors’ fees for the annual audit. The Committee shall:

a)Oversee the Company’s auditors’ work in connection with the issuance of the annual audit report and quarterly review reports;
b)Approve the engagement of the external auditors for the audit, any audit-related services, advice with respect to taxation matters and other permitted services and fees for such services. Determine the envelope for the auditors preapproved services, including as to the type of work and dollars threshold. Approve on an ad hoc basis services outside the scope of the pre-approved services, if any;
c)Receipt of a written statement, at least annually, from the external auditors describing all relationships between the auditors and CAE that may impact the objectivity and independence of the auditors;
d)Review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent, or recommend that the Board of Directors take appropriate action to satisfy itself of their independence; and
e)Review periodically (at least every second year) and approve CAE’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of CAE.

4.REVIEW AND DISCUSSION WITH EXTERNAL AUDITORS

4.1Review with the external auditors and management the annual external audit plans and agenda, including objectives, scope, risk assessments, timing, materiality level and fee estimate.
4.2Request and review an annual report prepared by the external auditors of recommendations to improve internal controls over financial reporting and corresponding management responses.
4.3Regarding the auditor’s internal quality-control procedures, review when applicable, material issues raised by the most recent internal quality-control review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding 5 years, respecting one or more audits carried out by the auditors, and any steps taken to deal with any such issues.

4.4Hold timely discussions with the external auditors regarding (i) critical accounting policies and practices, including future regulations and accounting standards, (ii) alternative accounting treatments of financial information within generally accepted accounting principles related to material items discussed with management, ramifications thereof and treatment preferred by the external auditor, and (iii) other material written communication between the external auditors and management, including the management letter and schedule of unadjusted differences.
4.5Meet to review and discuss with the external auditors the annual audited consolidated financial statements and quarterly consolidated financial statements, including disclosures in management discussion and analysis.

4.6Meet separately, quarterly, with the external auditors (including the engagement partner).

4.7Make specific and direct inquiry of the external auditors’ work relating to:

a)Performance of management involved in the preparation of consolidated financial statements;

b)Any restrictions on the scope of audit work;

c)The level of cooperation received in the performance of the audit;

d)The effectiveness of the work of internal audit;

e)Any unresolved material differences of opinion or disputes between management and the external auditors;

f)Any transactions or activities which may be illegal or unethical; and

g)Independence of the external auditors, including the nature and fees of nonaudit services performed by the external audit firm and its affiliates.

4.8Provide evaluation and regular feedback to the external auditors.

4.9Conduct an annual performance assessment of the external auditors.

5.REVIEW AND DISCUSSION WITH INTERNAL AUDITORS

5.1Review and approve the annual internal audit plan, including assessment of audit risk, planned activities, level and nature of reporting, audit resources/organization and any significant changes during the year.

5.2Review the annual internal audit department budget.

5.3Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls.

5.4Set and communicate to the Director of Internal Audit high expectations and hold him/her and the department accountable for meeting them. Provide guidance on reported potential management lapses and evaluate the status and implementation of recommendations.
5.5Meet separately, regularly, with the Director of Internal Audit.

5.6Make specific and direct inquiry of the internal auditors’ work relating to:

a)Any significant recommendations to improve financial, operational and compliance internal controls and corresponding management responses;

b)The level of independence of internal audit; and

c)Any material disagreement with management or scope or restrictions encountered in the course of the function’s work.

5.7Concurrent with the review of the annual Internal Audit Plan, discuss goals, evaluate the performance and review remuneration of the Director of Internal Audit.

5.8Oversee at least once every five years an external review of the internal audit function and annual internal quality self-assessment program of the function.

6.REVIEW AND DISCUSSION WITH MANAGEMENT

6.1Review and assess the adequacy and quality of organization, staffing and succession planning for accounting and financial responsibilities (including internal audit).

6.2Review analyses prepared by management setting forth significant financial reporting issues and judgements made in connection with the preparation of the consolidated financial statements, including analyses of the effect of alternative GAAP methods on the consolidated financial statements. Such revision should also include:
a)Review with management the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the consolidated financial statements of the Company; and

b)Review and approve all related-party transactions with organizations determined as related from associations with Directors and Officers.

6.3Discuss with management the annual audited consolidated financial statements and quarterly consolidated financial statements and the independent auditor, including CAE’s disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).
6.4Review quarterly with management the measurement of audit quality indicators and evaluate relevance of usefulness of established indicators.
6.5Review, and have specific oversight responsibility for, CAE’s:
a)Enterprise risk management policy framework;
b)Risk management activities for M&A integration and program execution; and

c)Global insurance coverage (including the Director & Officer Plan).

6.6Review at least annually with management:

a)Capital structure and treasury appropriateness and efficiency; and

b)Tax compliance.

7.REVIEW AND DISCUSSION WITH THE HUMAN RESOURCES COMMITTEE

7.1On request, provide support to the Human Resources Committee of the Board (“HR Committee”) regarding management incentives and related topics (including compensation and appropriate use of corporate assets).

7.2Support the HR Committee in its assessment of the incentive structure and whether it contributes to increased fraud or other risks.

8.REVIEW OF PUBLIC DISCLOSURE DOCUMENTS

8.1Review all material public documents relating to CAE’s financial performance, financial position or analyses thereon, including consolidated financial statements, MD&A, annual and interim earnings press releases and the Annual Information Form (AIF), prior to their release.

8.2Review and monitor practices and procedures adopted by the Company to assure compliance with applicable listing requirements, laws, regulations and other rules, and where appropriate, make recommendations or reports to the Board of Directors.

8.3Discuss CAE’s financial information and earnings guidance provided to analysts and rating agencies.

8.4Review major issues regarding accounting principles and financial report presentations, including any significant changes in the accounting principles to be observed in the preparation of the accounts of the Company and its subsidiaries, or in their application; major issues as to the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies.

8.5Prepare/review reports of the Committee as may be required by any applicable securities regulatory authority to be included in the Company’s management proxy circular or any other disclosure documents.

8.6Review and approve the procedures in the Company’s Disclosure Policy and annually verify that adequate procedures exist for the review of the disclosure of financial information derived from consolidated financial statements.

9.LEGAL AND COMPLIANCE

9.1Review, with the Company’s General Counsel, legal and compliance matters that could have a significant impact on the Company’s consolidated financial statements.

10.HANDLING OF COMPLAINTS

10.1Maintain procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

11.ANNUAL REVIEW

11.1Review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend to the Board of Directors (for approval) any proposed changes.

11.2Perform an annual evaluation of the performance of the Committee and report to the Chair of the Governance Committee of the CAE Board of Directors thereon.

12.ORIENTATION AND CONTINUING EDUCATION

12.1Identify and participate where appropriate or necessary in continuing Committee education reading and/activities.

13.OTHER RESPONSIBILITIES

13.1The Board may refer from time to time such matters relating to the financial affairs and risk management of the Company as the Board may deem appropriate.

14.MEETINGS

14.1The Committee shall meet at such times as deemed necessary by the Board or the Committee and shall report regularly to the Board.

15.ENGAGEMENT OF PROFESSIONAL SERVICES

15.1The Committee is authorized to engage independent counsel, and other advisors, as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Committee, for such services.

Last updated on February 13, 2023